July 17, 2009

VIA EDGAR

Ms. Jessica Baberich

Assistant Chief Accountant, Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Blue Ridge Real Estate Company

Form 10-K for the period ended October 31, 2008

Filed January 29, 2009

File No. 0-02844

Dear Ms. Baberich:

This letter is being submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated June 25, 2009, with respect to the above-referenced filing (“Form 10-K”) by Blue Ridge Real Estate Company (the “Company”).

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 20

1.

You disclose on page 5 that construction on four of the duplex buildings, comprised of eight units, has been completed in the Laurelwoods II community, and that three units had been sold as of October 31, 2008 and five were in inventory.  You also disclose that construction of “Building J” in Boulder Lake Village, which is comprised of 18 condominium units, had been substantially completed, and that on December 29, 2008 the first unit was sold.  Please specifically tell us your revenue recognition policy for the sales of the Laurelwoods II and Boulder Lake Village units. Please provide us with an analysis of paragraph 37 of SFAS 66 in your response.  Also, please tell us the terms of the sales, and tell us if any discounts or incentives (as disclosed on page 4) were provided; if so, please tell us how you accounted for them.

Company Response:

The Company recognizes revenue on the disposition of real estate, including the sales of the Laurelwoods II and Boulder Lake Village units, in accordance with SFAS No. 66 using the full accrual method. Upon the completion of the closing, the criteria provided for a consummated sale in SFAS No. 66 have been met. These criteria include the following:

•

Execution of a binding contract;

•

Exchange of all consideration;

•

Receipt of a 20% down payment as an adequate investment by the buyer and the receipt by the Company of a first lien position on the collateral in the event that the Company has agreed to finance the buyer’s purchase; and

•

Completion of all permits, titles, inspections, etc. required for the proper transfer of the risks and rewards to the buyer at the time of closing.

On sales of our resort homes or development properties, initial deposits of less than 20% are recorded under the deposit method, whereby no revenues are recognized until such time as a sale has been consummated under the criteria described for the full accrual method.

The Company has reviewed the impact of EITF Issue No. 06-8 “Applicability of the Assessment of a Buyer’s Continuing Investment under FAS No. 66 for the Sale of Condominiums” on the financial statements of the Companies.   EITF 06-8 states that in assessing the collectibility of the sales price pursuant to paragraph 37(d) of FAS 66, an entity should evaluate the adequacy of the buyer’s initial and continuing investment to conclude that the sales price is collectible.  If an entity is unable to meet the criteria of paragraph 37, including an assessment of collectibility using the initial and continuing investment tests described in paragraphs 8-12 of FAS 66, then the entity should apply the deposit method as described in paragraphs 65-67 of FAS 66. Presently all revenue related to a condominium sale is recorded at final closing.  Deposits are refundable until final closing.  Any funds collected for additional work authorizations or upgrades are collected in advance of the work being performed and are “not refundable” should the sale not reach closing.  Therefore, the Company has concluded that the criteria set forth in paragraph 37 (as defined above) is being met and the adoption of EITF 06-8 has not had any impact on the financial statements.

The general terms of the sales of our resort homes include the following:

•

A deposit equal to 5% of the purchase price is due in total within 15 days after the execution of an agreement of sale

•

A window of time is established for when settlement shall occur

•

Buyer schedules a pre-settlement inspection at which time a punch list of items that are incomplete or require repair or replacement, if any, are agreed upon in writing

•

Settlement takes place upon substantial completion of the construction of a unit as evidenced by a recorded certificate of completion

We have provided seller contributions toward the payment of the buyer’s closing costs, as well as prepaid dues for memberships to the Lake Mountain Club.  These items were accounted for as expenses of these sale transactions.

2.

We note that you recognize revenue from stumpage contracts at the time of contract execution.  Please provide us with the terms of the stumpage contracts.

Company Response:

The general terms of the stumpage contracts are as follows:

•

A parcel of land is designated and outlined in red on an attached map referred to as the “Timber Area”

•

The agreed upon purchase price is paid in two equal installments, typically 50% at signing of the contract and 50% within 60 days of the contract signing

•

A window of time for the cutting to take place is designated

•

Conditions and requirements for the cutting and removal of the timber are detailed

•

Seller is released by the Purchaser from all liability by reason of injury or damage to any person, persons or property

•

Purchaser is required to provide at its expense specified policies of insurance

•

Seller grants the Purchaser the right of ingress and egress over and upon the existing roads to and on the tract

•

Purchaser agrees to conduct its timber operations in accordance with all rules, statutes, ordinances and regulations of any governmental body having jurisdiction in these matters

The terms of any contract may vary based on market conditions, location of a timber area or quality of the timber.

3.

Furthermore, please tell us how you account for costs related to timbering.  Please specify the kinds of costs you incur and your accounting treatment for each type of cost.

Company Response:

The most relevant cost related to timbering is the commission paid to a forester who is a consultant to the Company.  The commission is recorded as an expense at the signing of the contract in direct matching to the revenue.  Any other costs would be non-recurring and immaterial.

4.

You disclose that you capitalize as land and land development costs, the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs.  You also disclose on page 5 that due to the recent decline in the housing market nationwide, you are monitoring the progress of residential home sales within the northeast region and are moving ahead cautiously with real estate operations.  In addition, you disclose on page 8 that effective July 1, 2008 management stopped accepting new construction contracts.  Please tell us if you have assessed your capitalized development costs for impairment since it appears that there have been events or changes in circumstances that may indicate that the carrying amounts may not be recoverable.  Similarly, please tell us if you performed an impairment analysis on your land improvements, buildings, and/or equipment.  Please see SFAS 67 and SFAS 144 for reference.

Company Response:

The Company continuously monitors the nationwide housing market and determined that market prices in Northeastern Pennsylvania had not experienced as sharp a decline as other areas of the country. As of the filing of the Form 10-K, none of the circumstances listed in paragraph 8 of SFAS 144 had occurred and a market feasibility study prepared for our Laurelwoods II community did not indicate that our capitalized costs would be unrecoverable.  The Company intends to assess capitalized development costs for impairment prior to our 2009 fiscal year end.  Long-lived assets are reviewed periodically for impairment whenever an event or change in circumstance indicates that the carrying value may not be recoverable.

Note 10 – Properties, page 32

5.

We note that you lease commercial property to Wal-Mart, Walgreens, and Jack in the Box; please quantify the amount of your investment in each of these properties and tell us if you have property leased to a single tenant on a long-term basis that exceeds 20% of your total assets.

Company Response:

The investment in the commercial properties listed above are as follows, Wal-Mart - $2,190,470, Walgreens / NJ - $6,033,900, Walgreens / MN - $6,219,366, Jack in the Box - $1,977,914. No single tenant lease is more than 20% of the company’s total assets.

Note 12 – Leases, page 33

6.

You disclose that you included all option years in the information disclosed on page 32 regarding minimum future rentals.  Please clarify for us if the options for renewal are at your option or the option of the lessees.  It is unclear to us if the future rental amounts included in your disclosure relate to non-cancelable lease terms; please explain.  For reference, please see SFAS 13.

Company Response:

The decision to initiate option years is determined by the lessee. The leases are non-cancelable unless the lessee defaults at which time the landlord is entitled to terminate the lease.

With respect to the above referenced filing, the Company hereby acknowledges the following:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 570-443-8433 ext. 1028 if you should have any questions or comments with regard to these responses.  Please note our correct fax number is (570)-443-8414.

Sincerely,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer